Ardelyx, Inc.
34175 Ardenwood Boulevard

Fremont, California 94555

July 30, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:                                        Jeffrey Gabor, Mary Beth Breslin

Re:                             Ardelyx, Inc. Registration Statement on Form S-3 (Registration No. 333-239764)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-239764) (the “Registration Statement”) of Ardelyx, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on August 3, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043.

Thank you for your assistance in this matter.

Very truly yours,

ARDELYX, INC.

By:	/s/ Elizabeth Grammer
Elizabeth Grammer
Chief Legal and Administrative Officer

CC:	Michael Raab, Ardelyx, Inc.
Justin Renz, Ardelyx, Inc.
Mark V. Roeder, Esq., Latham & Watkins LLP
Alexander T. White, Esq., Latham & Watkins LLP